EXHIBIT 99.1

Brookfield Announces Initial Close of First European Core-Plus Real Estate Fund

BROOKFIELD NEWS, July 16, 2020 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (“Brookfield”) (NYSE: BAM, TSX: BAM.A) today announced the initial closing of its first European core-plus real estate fund, Brookfield European Real Estate Partnership (“BEREP” or the “Fund”), with total equity commitment to date of €725 million.

The core-plus fund dedicated to European real estate investments continues Brookfield’s focus on establishing core-plus real estate funds in large, developed regions, which also includes funds focused on North America and Australia. BEREP committed equity in mid-April to its first investment, 42 rue de Paradis, a high-quality office building in Paris.

“Evolving market dynamics are creating new opportunities and a substantial pipeline in core-plus real estate throughout Europe,” said Zachary Vaughan, Head of Europe Real Estate at Brookfield. “This fund, combined with our on-the-ground presence and operations across Europe, should continue to serve us well over the long term.”

Brookfield’s cornerstone investors include a mix of public and private pensions, insurance companies as well as a commitment from Brookfield Asset Management through Brookfield Property Partners (NASDAQ: BPY, TSX: BPY.UN).

Brookfield has a significant real estate presence in Europe, with $31 billion of assets under management. Its existing core-plus investments include iconic mixed-use properties such as Canary Wharf in London and Potsdamer Platz in Berlin.

Brookfield Asset Management
Brookfield Asset Management is a leading global alternative asset manager with over US$515 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively. For more information, please visit www.brookfield.com.

For more information, please contact:

Contact:
Kerrie McHugh
Senior Vice President, Communications and Branding
Tel: (212) 618-3469
Email: kerrie.mchugh@brookfield.com

Forward-Looking Statements
This communication contains “forward-looking information” within the meaning of applicable securities laws and regulations. Forward-looking statements include statements that are predictive in nature or depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business, including as a result of the recent global pandemic caused by a novel strain of coronavirus, COVID-19; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes, hurricanes or pandemics/epidemics; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States . In addition, our future results may be impacted by risks associated with COVID-19, and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may result in a decrease of cash flows and impairment losses and/or revaluations on our investments and real estate properties, and we may be unable to achieve our expected returns.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.